

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

David Mann
President and Chief Executive Officer
Franklin Templeton Digital Holdings Trust
One Franklin Parkway
San Mateo, CA 94403

> **Re: Franklin Templeton Digital Holdings Trust**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 8, 2024**
> **File No. 333-274474**

Dear David Mann:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

2.   Please revise your disclosure to clarify whether and to what extent any of the Bitcoin Trading Counterparties are affiliated with or have any material relationships with any of the Authorized Participants.

Cover Page

3.   Refer to your response to comment 2. We continue to note that your registration statement includes a number of blanks or bracketed information. For example purposes only, please revise your disclosure on the cover page to disclose the amount of cash paid

to the Seed Capital Investor for the redeemed Initial Seed Shares and disclose the price per Share of the Seed Creation Units and the aggregate price of the Seed Creation Units. In addition, the fact sheet attached as Exhibit A to your response letter indicates that the Sponsor Fee is 0.39% of the net asset value of the fund but your prospectus indicates that it is 0.29% of the net asset value of the fund. Please revise for clarity and consistency.

Prospectus Summary
Key Service Providers - The Sponsor, Trustee, Custodians, Administrator, Marketing Agent and Trade Credit Lender, page 1

4.   Refer to your response to comment 5 and your disclosure that "[t]he Fund may borrow bitcoin or cash as trade credit ('Trade Credit') from Coinbase Credit, Inc. (the "Trade Credit Lender") on a short-term basis pursuant to the Coinbase Credit Post-Trade Financing Agreement (the "Trade Financing Agreement")." Please revise your disclosure on page 3 to clarify, if true, that, with the exception of the transactions with the Trade Credit Lender, neither the Fund, Sponsor, Prime Broker nor any other entity is permitted to loan, pledge, hypothecate or re-hypothecate any of the Fund's assets.

The Offering
Forks, page 10

5.   Refer to your response to comment 8. Please revise your disclosure on pages 10, 20, 39 and throughout to clarify that with respect to any fork, airdrop or similar event the Sponsor will cause the Fund to irrevocably abandon the Incidental Rights or IR Virtual Currency, and, in the event that the Fund seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.

Risk Factors, page 13

6.   Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

Business of the Fund
Net Asset Value, page 57

7.   Refer to your response to comment 10. We note that the five-step methodology you describe on page 58 differs from the five-step methodology described on Lukka Prime's website at https://lukka.tech/fair-value-accounting-for-actively-traded-crypto-assets/. Please advise or revise your disclosure as necessary. In addition, please revise to clarify what you mean by your disclosure regarding Step 1 that the executed transaction from eligible exchanges are "consumed" by Lukka. Further, please disclose how the Sponsor will notify investors of any material adjustments to the Secondary Index, including a change in methodology or a change in the exchanges, and disclose here and in your risk factor on page 24 the date that the Secondary Index was first launched.

Description of the Shares and the Trust
Amendments to the Declaration of the Trust, page 68

8. Refer to your response to comment 13. Please tell us why you believe that it is not necessary to notify Shareholders of material changes to the Declaration of Trust in a Current Report on Form 8-K or revise your disclosure on page 68 accordingly.

Limitations of the Right to Bring Derivative Actions, page 68

9. Refer to your response to comment 13. Please revise your disclosure on page 68 to describe the Share ownership requirements to bring a derivative action.

U.S. Federal Income Tax Consequences, page 88

10. Refer to your response to comment 20. Please revise to clearly state that the disclosure in this section is the opinion of Stradely, Ronon Stevens & Young LLP.

   Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Miranda L. Sturgis